Exhibit 99.1
Pacific Drilling Receives Continued Listing Standards Notice from the New York Stock Exchange
LUXEMBOURG (February 12, 2016) - On January 13, 2016, Pacific Drilling S.A. (NYSE: PACD) (the “Company”) received notice from the New York Stock Exchange stating that the Company does not currently satisfy the minimum share price standard for continued listing of the Company’s common shares. Specifically, on January 12, 2016, the 30-trading-day average closing price per share of the Company’s common shares was below $1.00, the minimum average share price required for continued listing under NYSE rules.
As required by NYSE rules, the Company has notified the NYSE that it intends to cure the share price deficiency and is considering all available options to return to compliance with this continued listing standard. Under NYSE rules, the Company has six months following receipt of the notification to regain compliance with this continued listing standard and avoid delisting. The Company can regain compliance at any time during the six-month cure period if on the last trading day of any calendar month during the cure period the Company has a closing share price of at least $1.00 and an average closing share price of at least $1.00 over the 30 trading-day period ending on the last trading day of that month. If at the expiration of the cure period (July 13, 2016), both a $1.00 closing share price on the last trading day of the cure period and a $1.00 average closing share price over the 30 trading-day period ending on the last trading day of the cure period are not attained, the NYSE will commence suspension and delisting procedures.
The Company’s common shares continue to be listed and to trade on the NYSE, subject to the Company’s compliance with other NYSE continued listing requirements. The NYSE notification does not affect the Company’s Securities and Exchange Commission reporting requirements. The Company’s receipt of this notification did not affect any of the Company’s existing contractual or debt obligations.

About Pacific Drilling
With its best-in-class drillships and highly experienced team, Pacific Drilling is committed to becoming the industry’s preferred high-specification, floating-rig drilling contractor. Pacific Drilling’s fleet of seven drillships represents one of the youngest and most technologically advanced fleets in the world. For more information about Pacific Drilling, including our current Fleet Status, please visit our website at www.pacificdrilling.com.
Forward-Looking Statements
Certain statements and information contained in this press release constitute “forward-looking statements” within the meaning of safe harbor provisions of the Private Securities Litigation Reform Act of 1995, and are generally identifiable by the use of words such as “believe,” “estimate,” “expect,” “forecast,” “our ability to,” “plan,” “potential,” “projected,” “target,” “would,” or other similar words, which are generally not historical in nature. The forward-looking statements speak only as of the date hereof, and we undertake no obligation to publicly update or revise any forward-looking statements after the date they are made, whether as a result of new information, future events or otherwise. Our forward-looking statements express our current expectations or forecasts of possible future results or events, including future financial and operational performance; earnings expectations; revenue efficiency levels; market outlook; forecasts of trends; future client contract opportunities; contract dayrates; our business strategies and plans and objectives of management; estimated duration of client contracts; backlog; expected capital expenditures and projected costs and savings. We can provide no assurances that we will be able to regain compliance with the NYSE minimum share price listing condition or remain in compliance with other NYSE listing conditions. Although we believe that the assumptions and expectations reflected in our forward-looking statements are reasonable and made in good faith, these statements are not guarantees and actual future results may differ materially due to a variety of factors. These statements are subject to a number of risks and uncertainties, many of which are beyond our control. Important factors that could cause actual results to differ materially from our expectations include: the global oil and gas market and its impact on demand for our services; the offshore drilling market, including reduced capital expenditures by our clients; changes in worldwide oil and gas supply and demand; rig availability and supply and demand for high-specification drillships and other drilling rigs competing with our fleet; costs related to stacking of rigs; our ability to enter into and negotiate favorable terms for new drilling contracts or extensions; our substantial level of indebtedness; possible cancellation, renegotiation, termination or suspension of drilling contracts as a result of market changes or other reasons; stock market reaction to developments impacting our Company, our industry, financial markets or the economy; and the other risk factors described in our filings with the Securities and Exchange Commission (SEC), including our Annual Report on Form 20-F and Current Reports on Form 6-K. These documents are available through our website at www.pacificdrilling.com or through the SEC’s website at www.sec.gov.

Investor Contact:	Johannes (John) P. Boots
Pacific Drilling SA
352 27 85 81 39

Media Contact:	Amy Roddy
Pacific Drilling Services Inc.
1 832 255 0502

Investor@pacificdrilling.com